UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

LIFE TIME GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

53190C102

(CUSIP Number)

C. Alex Bahn WilmerHale

2100 Pennsylvania Avenue, NW

Washington, DC 20037

202-663-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

January 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,695,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,695,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,695,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 196,408,901 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2023.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS MSD Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 230,007
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 230,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 196,408,901 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2023.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS MSD Life Time Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,695,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,695,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,695,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 196,408,901 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2023.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS MSD EIV Private Life Time, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 230,007
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 230,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 196,408,901 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2023.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,695,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,695,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,695,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 196,408,901 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2023.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS Gregg R. Lemkau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,925,107
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,925,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,925,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 196,408,901 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2023.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS Marc R. Lisker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,695,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,695,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,695,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 196,408,901 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2023.

CUSIP No. 53190C102

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on October 22, 2021, as amended by Amendment No. 1 filed on February 14, 2023 (as amended, the “Schedule 13D”), and relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2902 Corporate Place, Chanhassen, Minnesota 55317. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(a) is hereby amended in its entirety as follows:

a)

This Schedule 13D is being jointly filed by and on behalf of each of MSD Capital, L.P. (“MSD Capital”), MSD Partners, L.P. (“MSD Partners”), MSD Life Time Investments, LLC (“MSD Life Time Investments”), MSD EIV Private Life Time, LLC (“MSD EIV Private Life Time”), Michael S. Dell, Gregg R. Lemkau and Marc R. Lisker (collectively, the “Reporting Persons”). Each of MSD Life Time Investments and MSD EIV Private Life Time is the record owner and direct beneficial owner of the shares of Common Stock covered by this statement.

MSD Capital is the investment manager of MSD Life Time Investments and may be deemed to beneficially own securities owned by MSD Life Time Investments. MSD Capital Management LLC (“MSD Capital Management”) is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. Each of Gregg R. Lemkau and Marc R. Lisker is a manager of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Michael S. Dell is the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Each of Messrs. Lemkau and Lisker disclaims beneficial ownership of such securities.

MSD Partners is the investment manager of MSD EIV Private Life Time and may be deemed to beneficially own securities owned by MSD EIV Private Life Time. MSD Partners (GP), LLC (“MSD GP”) is the general partner of MSD Partners, and may be deemed to beneficially own securities beneficially owned by MSD Partners. Gregg R. Lemkau maintains investment discretion over this investment and therefore may be deemed to beneficially own securities beneficially owned by MSD GP.

The Stockholders Agreement has been terminated with respect to the Reporting Persons as of January 30, 2024. As a result of such termination, the group that may have been deemed to exist under Rule 13d-3 of the Exchange Act, comprised of certain affiliates of the Reporting Persons, Leonard Green & Partners, L.P. (“LGP”), TPG Global, LLC (“TPG”), LNK Partners (“LNK”), LifeCo LLC (“LifeCo”), Partners Group (USA) Inc. (“PG”), Teacher Retirement System of Texas, JSS LTF Holdings Limited, SLT Investors, LLC and Bahram Akradi (collectively, the “Voting Group”), has also been terminated.

Item 2(b) is hereby supplemented in part as follows:

b)	The address of the principal business office of Mr. Lemkau and Mr. Lisker is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

Item 2(c) is hereby supplemented in part as follows:

c)

The principal business of Mr. Lemkau is serving as co-CEO of BDT & MSD Partners, LLC and Chairman of DFO Management, LLC. The principal business of Mr. Lisker is serving as President of DFO Management, LLC.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 1, 2024, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 2(f) is hereby supplemented in part as follows:

f)	Mr. Lemkau and Mr. Lisker are United States citizens.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended in their entirety as follows:

A.	MSD Capital, L.P.

(a)	As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.0% of the Issuer’s outstanding shares of Common Stock. (1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,695,100

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,695,100

B.	MSD Partners, L.P.

(a)	As of the date hereof, MSD Partners, L.P. beneficially owns, in aggregate, 230,007 shares of Common Stock, representing 0.1% of the Issuer’s outstanding shares of Common Stock. (1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 230,007

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 230,007

CUSIP No. 53190C102

C.	MSD Life Time Investments, LLC

(a)	As of the date hereof, MSD Life Time Investments, LLC beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.0% of the Issuer’s outstanding shares of Common Stock. (1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,695,100

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,695,100

D.	MSD EIV Private Life Time, LLC

(a)	As of the date hereof, MSD EIV Private Life Time, LLC beneficially owns, in aggregate, 230,007 shares of Common Stock, representing 0.1% of the Issuer’s outstanding shares of Common Stock. (1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 230,007

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 230,007

E.	MSD Capital Management, LLC

(a)	As of the date hereof, MSD Capital Management, LLC beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.0% of the Issuer’s outstanding shares of Common Stock. (1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,695,100

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,695,100

F.	MSD Partners (GP), LLC

(a)	As of the date hereof, MSD Partners (GP), LLC beneficially owns, in aggregate, 230,007 shares of Common Stock, representing 0.1% of the Issuer’s outstanding shares of Common Stock. (1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 230,007

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 230,007

G.	Marc R. Lisker

(a)	As of the date hereof, Marc R. Lisker beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.0% of the Issuer’s outstanding shares of Common Stock. (1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,695,100

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,695,100

H.	Gregg R. Lemkau

(a)	As of the date hereof, Gregg R. Lemkau beneficially owns, in aggregate, 11,925,107 shares of Common Stock, representing 6.1% of the Issuer’s outstanding shares of Common Stock. (1)

CUSIP No. 53190C102

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,925,107

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,925,107

I.	Michael S. Dell

(a)	As of the date hereof, Michael S. Dell beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.0% of the Issuer’s outstanding shares of Common Stock. (1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,695,100

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,695,100

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 196,408,901 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2023.

CUSIP No. 53190C102

Item 7.	Material to be filed as Exhibits.

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell)

99.1	Joint Filing Agreement dated February 1, 2024

CUSIP No. 53190C102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

MSD Partners, L.P.		MSD Capital, L.P.

By:	MSD Partners (GP), LLC	By:	MSD Capital Management, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Robert K. Simonds	By:	/s/ Marc R. Lisker
Name:	Robert K. Simonds	Name:	Marc R. Lisker
Title:	Authorized Signatory	Title:	Manager

MSD EIV Private Life Time, LLC		MSD Life Time Investments, LLC

By:	MSD Partners, L.P.	By:	MSD Capital, L.P.
Its:	Investment Manager	Its:	Investment Manager

By:	MSD Partners (GP), LLC	By:	MSD Capital Management, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Robert K. Simonds	By:	/s/ Marc R. Lisker
Name:	Robert K. Simonds	Name:	Marc R. Lisker
Title:	Authorized Signatory	Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-fact

Gregg R. Lemkau

By:	/s/ Gregg R. Lemkau
Name:	Gregg R. Lemkau

Marc R. Lisker

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker